INMED PHARMACEUTICALS INC.
Suite 1445 – 885 West Georgia St.

Vancouver, British Columbia, Canada

V6C 3E8

VIA EDGAR

December 30, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: InMed Pharmaceuticals Inc.

Acceleration Request for Registration Statement on Form S-1

Filed December 23, 2024 (as amended by Pre-Effective

Amendment No. 1 filed on December 30, 2024)

File No. 333-284029

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InMed Pharmaceuticals Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to December 31, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Jared D. Kaplan of Norton Rose Fulbright US LLP at (312) 964-7754.

Sincerely,

INMED PHARMACEUTICALS INC.

/s/ Eric A. Adams
Eric A. Adams
President and Chief Executive Officer

cc:	Netta Jagpal, InMed Pharmaceuticals Inc.
Jared D. Kaplan, Norton Rose Fulbright US LLP
Trevor Zeyl, Norton Rose Fulbright Canada LLP